Ameris Bancorp Investor Presentation March 2017 Free Writing Prospectus Dated March 6, 2017 Filed Pursuant to Rule 433 Registration No. 333 - 216254

This presentation contains certain performance measures determined by methods other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”) . Management of Ameris Bancorp ( the “Company ”) uses these non - GAAP measures in its analysis of the Company’s performance . The Company’s management believes that these non - GAAP measures provide a greater understanding of ongoing operations, enhance comparability of results with prior periods and demonstrate the effects of significant gains and charges in the current period . The Company’s management believes that investors may use these non - GAAP financial measures to evaluate the Company’s financial performance without the impact of unusual items that may obscure trends in the Company’s underlying performance . These disclosures should not be viewed as a substitute for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non - GAAP performance measures that may be presented by other companies . Tangible Assets, Core ROAA, Core ROATCE, Operating Expense, Operating Efficiency Ratio, Operating Earnings per Share, Tangible Book Value per Share, and Tangible C ommon E quity and Tier 1 C apital ratios are non - GAAP measures . The Company calculates the Tier 1 capital using current call report instructions . The Company’s management uses these measures to assess the quality of capital and believes that investors may find them useful in their evaluation of the Company . These capital measures may, or may not be necessarily comparable to similar capital measures that may be presented by other companies . This presentation may contain certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 . In some cases, forward - looking statements can be identified by the use of words such as “may,” “might,” “will,” “would,” “should,” “could,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “probable,” “potential,” “possible,” “target,” “continue,” “look forward,” or “assume,” and words of similar import . Forward - looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control . It is possible that actual results and events may differ, possibly materially, from the anticipated results or events indicated in these forward - looking statements . Forward - looking statements are not guarantees of future performance, and readers are cautioned to not place undue reliance on these statements . Readers should understand that important factors, including the following, could cause actual results to differ materially from those expressed in such forward - looking statements : • the risks of any acquisitions, mergers or divestitures which the Company may undertake in the future, including, without limitation, the related time and costs of implementing such transactions, integrating operations as part of these transactions and possible failures to achieve expected gains, revenue growth, expense savings and/or other results from such transactions ; • the effects of future economic, business and market conditions and changes, including seasonality ; • legislative and regulatory changes, including changes in banking, securities and tax laws, regulations and policies and their application by the Company’s regulators ; changes in accounting rules, practices and interpretations ; • the risks of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values and liquidity of loan collateral, securities and interest - sensitive assets and liabilities ; • changes in borrower credit risks and payment behaviors ; • changes in the availability and cost of credit and capital in the financial markets ; • changes in the prices, values and sales volumes of residential and commercial real estate ; • the effects of concentrations in the Company’s loan portfolio ; • the Company’s ability to resolve nonperforming assets ; • the failure of assumptions and estimates underlying the establishment of reserves for possible loan losses and other estimates and valuations ; • changes in technology or products that may be more difficult, costly or less effective than anticipated ; and • the effects of war or other conflicts, acts of terrorism, hurricanes, floods, tornados or other catastrophic events that may affect economic conditions . The Company undertakes no obligation to publicly update or revise any forward - looking statements, whether as a result of new information, future events or otherwise . Readers are cautioned that any such forward - looking statements are not guarantees of future performance and involve risks and uncertainties and that actual results may differ materially from those indicated in the forward - looking statements as a result of various factors . Readers are cautioned not to place undue reliance on these forward - looking statements and are referred to the Company’s periodic filings with the Securities and Exchange Commission for a summary of certain factors that may impact the Company’s results of operations and financial condition . Cautionary Statements 2

This presentation does not constitute an offer to sell, or a solicitation of an offer to buy, any securities of the Company by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation . Neither the SEC nor any other regulatory body has approved or disapproved of the securities of the Company or passed upon the accuracy or adequacy of this presentation . Any representation to the contrary is a criminal offense . Securities of the Company are not deposits or insured by the FDIC or any other agency . The Company has filed a registration statement (including the prospectus supplement and the prospectus) with the SEC for the offering to which this communication relates . Before you invest, you should read those documents and the other documents that the Company has filed with the SEC for more complete information about the Company and this offering . You may obtain these documents for free by visiting EDGAR on the SEC website at www . sec . gov . Alternatively, the book - running manager will arrange to send you the prospectus supplement and the prospectus if you request them by contacting Stephens Inc . , toll - free at 1 - 800 - 643 - 9691 . Additional Information 3

Offering Overview Issuer Ameris Bancorp (NASDAQ: ABCB) Security [ ]% Fixed - to - Floating Rate Subordinated Notes Offering Size $75.0 million Term 10 year (5 year fixed, 5 year floating) Rating Kroll BBB - Call Provision Non - Call 5 Years Use of Proceeds Repay existing indebtedness under our revolving credit agreement and for other general corporate purposes, which may include providing capital to support our growth organically or through strategic acquisitions, financing investments and capital expenditures, and for investments in the Bank as regulatory capital. Bookrunner Stephens Inc. 4

Franchise Overview • Fo und e d in M o u l t ri e , GA in 197 1 • E x e cu t ive tea m h ea dqu a r te r e d in Ja c k so n vill e , FL • Fo u r - s tat e foo t p ri n t wi t h 97 b a n k i ng offi c e s • Balance Sheet (As of December 31, 2016) − Assets: $6.9 Billion − Loans (Ex. HFS): $5.3 Billion − Deposits: $5.6 Billion Capital Ratios as of December 31, 2016 Standalone Pro Forma (1) TCE / TA 7.46% 8.46 % Leverage 8.68 9.71 CET1 8.32 9.62 Tier 1 9.69 10.99 Total 10.11 12.69 C&D Concentration (2) 77 61 CRE Concentration (3) 269 214 5 (1) Pro forma for $81.4 million gross equity offering (excluding the overallotment option) and $75 million gross debt offerin g, net of estimated offering expenses, and paydown of $38.9 million of existing debt. (2) C&D Concentration defined as the sum of 1 - 4 family construction loans and other construction and land development loans divi ded by total risk based capital, per Federal Reserve guidance. (3) CRE Concentration defined as the sum of 1 - 4 family construction loans, other construction and land development loans, loans securitized by multi - family properties and loans secured by other non - farm, non - residential (non - owner occupied) properties divided by total risk based capital, per Federal Reserve guidance.

Ownership and pricing data as of February 28, 2017. Excludes employee stock options. Edwin Hortman President & CEO 17 36 Citizens Security Bank Colony Bankcorp 11.4 Dennis Zember COO & CFO 11 23 FLAG Financial Corp. Century South Banks 7.8 Andrew Cheney Chief Banking Executive 7 40 Mercantile Bank Southern Financial Group Barnett Bank 5.1 Jon Edwards Chief Credit Officer 17 32 Nations Bank 2.5 Lawton Bassett President - Ameris Bank 20 25 Citizens Security Bank Barnett Bank SunTrust 1.9 James LaHaise Corporate Banking Executive 3 31 The Coastal Bank Barnett Bank 3.3 Experienced Management Team Tenure at Ameris ( Yrs ) Banking Industry Experience ( Yrs ) Previous Experience 6 Management Ownership ($M) Total Management & Board Ownership : 57.8

• Continue to bolster BSA and compliance functions in order to exit the Consent Order with the FDIC as soon as possible – Recently hired a new head of BSA from a larger regional bank • Focus efforts on organic earnings per share growth – Leverage existing infrastructure to drive loan growth in our markets – Build scale in new lines of business • Generate consistent operating performance • Maintain disciplined approach to M&A • Finish building operating platform to support $ 10 billion balance sheet Current Focus 7

$2,625 $2,999 $3,431 $4,879 $5,575 $1,500 $2,750 $4,000 $5,250 $6,500 2012 2013 2014 2015 2016 Consistent Record of Growth $3,019 $3,668 $4,037 $5,589 $6,892 $2,000 $3,500 $5,000 $6,500 $8,000 2012 2013 2014 2015 2016 $1,958 $2,457 $2,835 $3,909 $5,264 $1,000 $2,250 $3,500 $4,750 $6,000 2012 2013 2014 2015 2016 CAGR = 22.9% CAGR = 20.7% Assets Loans (1) Deposits ($ in millions) 8 (1) Reflects total gross loans, excluding loans held for sale. CAGR = 28.0%

Markets Overview

Deposits by Market Type

2010


Non-Metro
45.0%
Metro
55.0%

2016


Non-Metro
34.3%
Metro
65.7%

Market Type	Deposit Market Share[2]
Metro	2.6%
Non-Metro	29.6%

Market Type	Deposit Market Share[2]
Metro	4.9%
Non-Metro	25.2%

Top MSAs in States of Operation[1]

	MSA	Population	5-Yr Proj. Pop. Growth (%)
1	Atlanta-Sandy Springs-Roswell, GA	5,843,277	6.69
2	Tampa-St. Petersburg-Clearwater, FL	3,052,850	6.46
3	Orlando-Kissimmee-Sanford, FL	2,462,444	8.28
4	Jacksonville, FL	1,487,906	6.70
5	Greenville-Anderson-Mauldin, SC	891,702	6.10
6	Columbia, SC	823,488	5.68
7	North Port-Sarasota-Bradenton, FL	788,154	7.35
8	Charleston-North Charleston, SC	768,937	8.66
9	Lakeland-Winter Haven, FL	666,124	6.87
10	Deltona-Daytona Beach-Ormond Beach, FL	637,616	5.84
11	Augusta-Richmond County, GA-SC	598,039	4.57
12	Palm Bay-Melbourne-Titusville, FL	581,191	5.43
13	Chattanooga, TN-GA	552,944	3.81
14	Pensacola-Ferry Pass-Brent, FL	487,757	6.05
15	Myrtle Beach-Conway-North Myrtle Beach, SC-NC	449,541	9.80
16	Savannah, GA	388,564	7.10
17	Tallahassee, FL	385,452	4.31
18	Ocala, FL	350,432	4.92
19	Spartanburg, SC	329,437	4.89
20	Columbus, GA-AL	315,214	3.71
		National	3.77

Note: Metro markets refer to Metropolitan Statistical Areas as defined by the U.S. Government's Office of Management and Budget.
Blue shading indicates ABCB presence.
(1) Based on population. Excludes Alabama and Southern Florida.
(2) Represents deposit-weighted average of deposit market share.
Data source: SNL Financial. Deposit data as of June 30 of indicated year.

9

Deploying Core Funding Into Higher Growth Markets Loan Portfolio by Market (1) Deposits by Market Jacksonville / St. Augustine, FL 28.8% Southern GA 21.5% South Carolina 13.3% Savannah, GA 11.3% Atlanta, GA 7.1% Florida Panhandle 6.1% North Central Florida 5.6% Alabama 3.2% Other 3.1% Jacksonville / St. Augustine, FL 21.9% Southern GA 39.3% South Carolina 7.5% Savannah, GA 8.6% Atlanta, GA 1.2% Florida Panhandle 5.7% North Central Florida 12.2% Alabama 3.7% 10 (1) Includes covered loans and purchased non - covered loans. Excludes warehouse lines, purchased mortgage pools, premium finance loans and service finance loans. Company financial data as of December 31, 2016.

$1,451 $1,618 $1,890 $2,407 $3,627 $1,958 $2,457 $2,835 $3,909 $5,264 $500 $2,500 $4,500 $6,500 2012 2013 2014 2015 2016 Non-Acquired Loans Total Gross Loans Robust Loan Growth Total and Non - Acquired Loan Portfolio (1) December 31, 2016 Non - Acquired Loan Portfolio Composition – $3.6 Billion (Including U.S. Premium Finance) 11 1 - 4 Family 14.1% HELOC 2.1% Own. Occ. CRE 11.8% Non Own. Occ. CRE 22.6% C&D 10.0% Premium Finance 9.8% Warehouse Lending 5.4% Other C&I 5.3% Ag. Prod. 1.1% Ag. Land 4.3% Consumer Installment & Other 3.0% Muni. 10.5% CRE C&I Ag. Residential Organic growth in loans amounted to $660.4 million for 2016, or 20.8% of December 31, 2015 loans excluding purchased loan pools and covered loans. 2012 - 2016 Non - Acquired Loan CAGR = 25.7% (1) Excludes loans held for sale. ($ in millions)

Strong Asset Quality 1.19% 0.90% 0.75% 0.54% 0.45% 1.67% 1.45% 1.23% 1.02% 0.89% 0.00% 0.45% 0.90% 1.35% 1.80% 2012 2013 2014 2015 2016 Stated Adjusted 3.77% 2.89% 2.53% 1.54% 1.11% 3.77% 2.46% 2.15% 0.84% 0.55% 0.00% 1.50% 3.00% 4.50% 2012 2013 2014 2015 2016 Stated Adjusted Reserves / Loans NPAs / Loans & OREO 12 Adjusted figures exclude FDIC - covered loans, acquired loans, purchased mortgage pools, wholesale mortgage LOC’s, municipal loans and loans acquired in U.S. Premium Finance acquisition. Adjusted figures exclude acquired NPAs.

New and Existing Lines of Business to Drive Growth 13 US Premium Finance • Nationwide platform that offers insurance agencies the ability to provide credit to their P&C customers • Headquartered in Atlanta, GA • Approximately $ 353 . 9 million in outstanding loans at year - end with quickly expanding team and robust loan pipeline • Believe $ 1 B in total outstanding receivables attainable within 5 years • Accretive to credit quality, ROAA and efficiency ratio, as well as long - term EPS growth rate Ameris Equipment Finance • Launched in January 2017 when we recruited six (6) professionals formerly with Caterpillar’s captive finance division. • Focus on shorter - term financing of equipment in the transportation, manufacturing and construction segments of the economy Existing Business Lines • Retail Mortgage : • SBA : • Warehouse Lending : • Municipal : 2016 Contribution $ 13 . 2 million net income $ 2 . 8 million net income $ 4 . 6 million net income $ 379 . 8 million loan portfolio at year - end

19.5% 22.3% 24.5% 27.3% 28.2% 25.6% 23.5% 24.1% 25.5% 24.0% 26.5% 29.2% 28.7% 30.0% 30.6% 27.3% 24.8% 22.6% 17.1% 16.9% 1.1% 0.2% 0.1% 0.1% 0.1% 0% 25% 50% 75% 100% 2012 2013 2014 2015 2016 Demand NOW & Other MMDAs & Savings Time Brokered Stable Core Funding $2,625 $2,999 $3,431 $4,879 $5,575 0.51% 0.34% 0.30% 0.23% 0.24% 0.26% 0.00% 0.20% 0.40% 0.60% 0.80% $2,000 $3,000 $4,000 $5,000 $6,000 2012 2013 2014 2015 2016 Total Deposits Cost of Deposits Regional Peer Median(1) Deposit Composition Total Deposits ($ in millions) 14 (1) Regional Peers consist of CBF, CSFL, FCB, HOMB, RNST, SFBS, SFNC, SSB, TOWN, TRMK, UBSH, UCBI and WSBC.

5.53% 10.39% 15.57% 13.66% 16.71% 14.97% 17.04% 14.09% 0.00% 5.00% 10.00% 15.00% 20.00% 2012 2013 2014 2015 2016 Q4 '15 Q4 '16 0.44% 0.86% 1.18% 1.11% 1.30% 1.12% 1.33% 1.21% 0.00% 0.40% 0.80% 1.20% 1.60% 2012 2013 2014 2015 2016 Q4 '15 Q4 '16 Strong Profitability Core ROAA (1) Core ROATCE (1) 15 (1) Earnings exclude certain credit resolution related expenses, one - time compliance related charge and merger related charges. (2) Regional Peers consist of CBF, CSFL, FCB, HOMB, RNST, SFBS, SFNC, SSB, TOWN, TRMK, UBSH, UCBI and WSBC. Regional Peer Median (2)

(1) Excludes problem loan and OREO expense , one - time compliance related charge and merger related charges . (2) Regional Peers consist of CBF, CSFL, FCB, HOMB, RNST, SFBS, SFNC, SSB, TOWN, TRMK, UBSH, UCBI and WSBC. Noninterest Income & Expense Operating Expense (1) Noninterest Income / Average Assets 1.27% 1.63% 1.79% 1.78% 1.72% 1.64% 1.47% 0.96% 0.00% 0.50% 1.00% 1.50% 2.00% 2012 2013 2014 2015 2016 Q4 '15 Q4 '16 Regional Peer Median(2) $7.0 $8.9 $8.7 $8.8 $9.2 $11.3 $12.1 $10.4 $30.7 $31.1 $38.2 $40.2 $38.2 $39.3 $39.6 $37.5 $- $10.0 $20.0 $30.0 $40.0 $50.0 $60.0 Q1 '15 Q2 '15 Q3 '15 Q4 '15 Q1 '16 Q2 '16 Q3 '16 Q4 '16 Line of Business Operating Expense Bank Operating Expense 16 ($ in millions)

$46.5 $48.2 $51.3 $54.4 $55.5 3.74% 3.80% 3.70% 3.75% 3.73% 3.69% 1.50% 2.00% 2.50% 3.00% 3.50% 4.00% $40.0 $45.0 $50.0 $55.0 $60.0 Q4 '15 Q1 '16 Q2 '16 Q3 '16 Q4 '16 Net Interest Income NIM Regional Peer Median(2) Net Interest Margin & Efficiency ($ in millions) Net Interest Income and Margin (Ex. Accretion) Operating Efficiency Ratio (1) (1) Excludes problem loan and OREO expense, one - time compliance related charge and merger related charges . (2) Regional Peers consist of CBF, CSFL, FCB, HOMB, RNST, SFBS, SFNC, SSB, TOWN, TRMK, UBSH, UCBI and WSBC. 69.0% 63.5% 61.0% 60.1% 58.6% 59.9% 40.0% 50.0% 60.0% 70.0% 80.0% Q4 '15 Q1 '16 Q2 '16 Q3 '16 Q4 '16 Regional Peer Median(2) 17

Earnings & Tangible Book Value Growth $1.01 $1.58 $1.66 $2.30 $2.68 $3.28 $0.00 $0.50 $1.00 $1.50 $2.00 $2.50 $3.00 $3.50 2013 2014 2015 2016 2017E 2018E $10.39 $9.87 $10.99 $12.65 $14.42 $8.50 $10.25 $12.00 $13.75 $15.50 2012 2013 2014 2015 2016 Operating Earnings per Share (1) Tangible Book Value per Share (1) Excludes gains and losses on sale of OREO , one - time compliance related charge and merger related charges. Forecasted earnings per share represent consensus estimates per FactSet Research Systems as of February 28, 2017. 18

Potential M&A Target Institutions (1) Targets include all banks headquartered in AL, FL (excluding Southern FL), GA, NC, SC and TN between $500M and $5.0B in a sse ts. Excludes announced merger targets. Data source: SNL Financial . 19 Potential M&A Targets by Asset Size (1) $500M - $1.0B - $2.5B - State $1.0B $2.5B $5.0B Alabama 12 4 0 Florida 11 4 2 Georgia 11 7 3 North Carolina 9 5 4 South Carolina 8 3 0 Tennessee 20 9 3 Total 71 32 12 Total: 17 Total: 21 FL AL GA TN SC NC Total: 11 Total: 18 Total: 32 Total: 16

Access to Capital 20 (1) Peers consist of CBF, CSFL, FCB, HOMB, RNST, SFBS, SFNC, SSB, TOWN, TRMK, UBSH, UCBI and WSBC . (2) Offering priced on March 1, 2017 and does not include the overallotment option. Data source: SNL Financial. Market data through February 28, 2017. (5.0%) 5.0% 15.0% 25.0% 35.0% 45.0% 55.0% 65.0% 75.0% 85.0% 95.0% 2/28/16 5/28/16 8/28/16 11/28/16 2/28/17 1-Year 3-Year 5-Year ABCB 77.8% 129.6% 312.8% Peers (1) 52.7% 67.7% 165.1% SNL B&T 49.7% 45.9% 107.1% Previous Capital Raises Date Type Amount ($M) April 13, 2010 Follow - On $90.0 January 29, 2015 Follow - On 119.7 March 1, 2017 (2) Follow - On 81.4 1 - Year Price Performance Historical Price Performance ABCB 77.8% SNL Mid Cap Bank & Thrift 49.7% Peers (1) 52.7%

Interest Coverage For the Twelve Months Ended December 31, 2016 Bank Level Common Equity 767,682$ Consolidated Equity 646,437 Double Leverage Ratio 118.8% Subordinated Debt Offering Net Proceeds (1) 73,625$ Pro Forma Holding Company Investment in Bank 868,363 Equity Offering Net Proceeds (2) 77,056 Pro Forma Consolidated Equity 723,493 Pro Forma Double Leverage Ratio 120.0% Interest Coverage Deposit Interest Expense 12,410$ Borrowing Interest Expense 7,284 Reduction in Interest Expense from Revolver Paydown (3) (1,758) Total Interest Expense 17,936$ Pre-Tax Income 105,246 Interest Coverage (Including deposit expense) 5.3x Interest Coverage (Excluding deposit expense) 14.4x Subordinated Debt Expense (4) 4,125$ Interest Coverage (Including deposit expense, including subordinated debt expense) 4.8x Interest Coverage (Excluding deposit expense, including subordinated debt expense) 10.9x Note: Assumes proceeds over $50 million are downstreamed to bank. (1) Pro forma for $75 million gross debt offering, net of estimated offering expenses. (2) Pro forma for $81.4 million gross equity offering (excluding the overallotment option), net of estimated offering expenses. (3) Interest expense related to $38.9 million of existing debt. (4) Assumes an estimated rate of 5.50%. Data source: SNL Financial. 21

Summary • Energetic leadership team focused on creating shareholder value • Attractive markets with substantial growth opportunities • Demonstrated ability to generate organic growth • Significant earnings power • Attractive valuation versus peers 22

Appendix

Relative Size of our Top 300 Lending Relationships • Top Relationships are small relative to our capital levels and our legal lending limit • Looking for larger deals, but not making big bets especially on CRE • Approximately 30 % of the principal from our top 50 relationships are municipal credits, which represent the highest credit grade from the company Relationship Groupings Total Principal ($M) Percent of Total Portfolio Top 25 relationships $603.4 11.4% Top 50 relationships $930.5 17.6% Top 100 relationships $1,313.5 24.9% Top 250 relationships $1,962.0 37.1% Top 300 relationships $2,098.1 39.7% Individual Groupings Principal ($M) Largest Relationship $44.6 10th Largest Relationship $24.2 50th Largest Relationship $10.5 100th Largest Relationship $6.0 200th Largest Relationship $3.8 300th Largest Relationship $2.5 $44.6 $10.0 $6.0 $4.8 $3.8 $3.0 $2.5 $0.0 $10.0 $20.0 $30.0 $40.0 $50.0 1 50 100 150 200 250 300 Relationship Size in millions Number of Relationships Top 300 Lending Relationships 24

Non-GAAP Reconciliation

($ in thousands)

Adjusted Operating Net Income Reconciliation	Year Ended December 31, 2012	2013	2014	2015	2016	Quarter Ended Dec. 31, 2015	Dec. 31, 2016
Net income available to common shareholders	$ 10,859	$ 18,280	$ 38,437	$ 40,847	$ 72,100	$ 14,148	$ 18,177
Certain credit resolution related expenses	1,402	4,855	682	11,241	-		
Certain compliance resolution expenses	-	-	-	-	5,750	-	5,750
Merger and conversion charges	2,125	4,862	3,940	7,980	6,376	1,807	17
Tax effect of management-adjusted charges	(1,234)	(3,401)	(1,618)	(6,727)	(4,244)	(632)	(2,018)
Plus: After tax management-adjusted charges	2,293	6,316	3,004	12,494	7,882	1,175	3,749
Adjusted Operating Net income	13,152	24,596	41,441	53,341	79,982	15,323	21,926
Average assets	2,971,960	2,860,093	3,508,027	4,804,245	6,166,714	5,427,367	6,573,344
Core ROAA	**0.44%**	**0.86%**	**1.18%**	**1.11%**	**1.30%**	**1.12%**	**1.33%**
Average Common Stockholders' Equity	242,420	249,343	328,388	488,039	613,435	513,098	653,991
Average Intangibles	4,554	12,723	62,251	97,677	134,859	107,140	141,986
Average Tangible Common Stockholders' Equity	237,866	236,620	266,137	390,362	478,576	405,958	512,005
Core ROATCE	**5.53%**	**10.39%**	**15.57%**	**13.66%**	**16.71%**	**14.97%**	**17.04%**

Management-Adjusted Operating Expenses	Quarter Ended Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	Mar. 31, 2016	Jun. 30, 2016	Sep. 30, 2016	Dec. 31, 2016
Total Operating Expenses	40,827	56,864	48,396	53,028	55,600	52,359	53,199	54,677
Less: Credit costs & management-adjusted charges								
Credit resolution related expenses	(3,161)	(11,240)	(1,083)	(2,223)	(1,799)	(1,764)	(1,526)	(1,083)
Merger and conversion charges	(15)	(5,712)	(446)	(1,807)	(6,359)	-	-	(17)
Compliance resolution expenses	-	-	-	-	-	-	-	(5,750)
Management-Adjusted Operating Expenses	$ 37,651	$ 39,912	$ 46,867	$ 48,998	$ 47,442	$ 50,595	$ 51,673	$ 47,827

25

Non - GAAP Reconciliation 26 Quarter Ended Dec. 31, Mar. 31, Jun. 30, Sep. 30, Dec. 31, Net Interest Income and Margin 2015 2016 2016 2016 2016 Excluding Accretion Reconciliation Total Interest Income (TE) 53,386$ 55,300$ 60,276$ 63,167$ 64,575$ Accretion Income 2,912 2,942 4,196 3,604 3,370 Total Interest Income (TE) Excluding Accretion 50,474$ 52,358$ 56,080$ 59,563$ 61,205$ Total Interest Expense 3,983$ 4,123$ 4,751$ 5,143$ 5,677$ Net Interest Income (TE) Excluding Accretion 46,491$ 48,235$ 51,329$ 54,420$ 55,528$ Average Earning Assets 4,926,671 5,106,011 5,574,608 5,780,455 5,925,634 Net Interest Margin Excluding Accretion 3.74% 3.80% 3.70% 3.75% 3.73% Operating Efficiency Ratio Total Operating Expenses 53,028 55,600 52,359 53,199 54,677 Less: Credit costs & management-adjusted charges Credit resolution related expenses (2,223) (1,799) (1,764) (1,526) (1,083) Merger and conversion charges (1,807) (6,359) - - (17) Compliance resolution expenses - - - - (5,750) Management-Adjusted Operating Expenses 48,998$ 47,442$ 50,595$ 51,673$ 47,827$ Net interest income plus noninterest income 71,025 74,722 82,968 85,931 81,551 Operating Efficiency Ratio 69.0% 63.5% 61.0% 60.1% 58.6% ($ in thousands)

Non - GAAP Reconciliation 27 Year Ended December 31, Operating Earnings Per Share 2013 2014 2015 2016 Net income available to common shareholders 18,280$ 38,437$ 40,847$ 72,100$ Certain credit resolution related expenses 4,855 682 11,241 - Certain compliance resolution expenses - - - 5,750 Merger and conversion charges 4,862 3,940 7,980 6,376 Tax effect of management-adjusted charges (3,401) (1,618) (6,727) (4,244) Plus: After tax management-adjusted charges 6,316 3,004 12,494 7,882 Adjusted Operating Net income 24,596 41,441 53,341 79,982 Weighted average number of diluted shares 24,346,723 26,259,030 32,126,667 34,701,732 Operating Earnings per Share 1.01 1.58 1.66 2.30 ($ in thousands, except per share)

Non - GAAP Reconciliation 28 ($ in thousands, except per share) Year Ended December 31, Tangible Common Book Value Per Share 2012 2013 2014 2015 2016 Shareholders' Equity 279,017$ 316,699$ 366,028$ 514,759$ 646,437$ Intangible Assets 3,996 41,058 71,768 107,140 142,960 Preferred Equity 27,662 28,000 - - - Tangible Common Shareholders' Equity 247,359 247,641 294,260 407,619 503,477 Common Shares Outstanding 23,799,768 25,098,427 26,773,863 32,211,385 34,921,474 Tangible Common Book Value Per Share 10.39 9.87 10.99 12.65 14.42 Tangible Common Equity / Tangible Assets Total Assets - - - - 6,892,031 Intangible Assets - - - - 142,960 Tangible Assets - - - - 6,749,071 Shareholders' Equity 646,437 Intangible Assets 142,960 Preferred Equity - - - - - Tangible Common Shareholders' Equity - - - - 503,477 Tangible Common Equity / Tangible Assets - - - - 7.46%